EXHIBIT 99.1

Foremost Clean Energy Commences Site Preparation for 2025 Drill Program at Hatchet Uranium Project

VANCOUVER, British Columbia, March 27, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) an emerging North American uranium and lithium exploration company, is pleased to announce that the 2025 winter exploration program (the “Drill Program”) at the Hatchet Lake Uranium Project ("Hatchet"), located in the world-renowned Athabasca Basin of northern Saskatchewan, has commenced. The initial phase of the program is focused on site preparation, including modest clearing and setup of the areas targeted for diamond drill testing, which is expected to begin in the coming days. The Drill Program is designed to follow-up on encouraging results from previous drill programs completed by Denison Mines Corp. (“Denison”) (TSX: DML, NYSE American: DNN), Foremost’s largest shareholder and strategic ally, including multiple intersections of uranium mineralization.

Foremost’s CEO and President Jason Barnard comments: “We are very pleased to launch Foremost’s initial exploration program at Hatchet, which is designed to drill-test high-priority targets. This project is well situated in the heart of the eastern Athabasca Basin, which has allowed Foremost to quickly develop a winter field program by making use of the significant existing infrastructure in the region – most notably the facilities at Points North Landing located near Denison’s 22.5%-owned McClean Lake mill. We expect to have a drill turning in the not-too-distant future and are looking forward to keeping the market up to date with results.

Foremost’s pivot to uranium exploration is well timed, as the uranium market is at a critical juncture, with increasing demand for nuclear power, driven by the global energy transition, the rise of AI, and the need for reliable baseload electricity, met by a shortfall of primary uranium production, requiring new sources of supply to be developed and discovered. Over 30 countries and 160 corporations have pledged to triple nuclear power capacity by 2050, but due to several years of low uranium prices, uranium supply is struggling to keep pace. This imbalance has created a historic opportunity for uranium producers, developers, and explorers, particularly in stable jurisdictions like Canada. With supply tight, demand increasing, and government policies shifting, nuclear energy and uranium are poised for a promising future.

On a corporate note, and on behalf of Foremost and its Board of Directors, I would like to take this opportunity to recognize and sincerely thank Johnathan More for his valuable contributions and leadership during his time on our Board, and wish him continued success in his future endeavors."

Hatchet Lake Drill Program

The initial program is planned to consist of 2,000 metres of diamond drilling in 8 drill holes with target depths of approximately 250 metres each. Drilling is expected to focus on two high priority target areas: Tuning Fork and Richardson.

The program is designed to target sandstone-hosted and basement-hosted uranium mineralization along conductive trends/corridors with known and interpreted fault structures identified by previous drilling, airborne and ground electromagnetic (“EM”) and magnetic geophysical surveys. This targeting methodology aims to maximize the likelihood of intersecting high-grade uranium mineralization similar to existing notable deposits (Cigar Lake, McClean Lake, & McArthur River) in the Eastern Athabasca Basin.

Drill Target Priority

Drill targets have been prioritized to follow-up in areas where previous results with confirmed uranium mineralization are coincident with untested conductive anomalies identified through historical geophysical surveys. The intent is to expand known mineralization and discover additional mineralization by testing several high-potential areas prioritized for follow-up on completion of the 2024 exploration program (see press release March 04, 2025). Key areas of focus include:

  2024 drilling identified mineralization of up to 0.11% U3O8 (RL-24-29) along the Richardson conductor (see Figure 1). 2025 drill holes intend to test the extent of the mineralized zone to the NW along the conductive trend. Basement mineralization potential remains untested SE of this zone and is also a priority for 2025
  Numerous untested EM conductors exist (up to 700 metres of strike length) over the Richardson claim. Uranium mineralization, alteration, and anomalous geochemistry is proven along tested conductors, which demonstrates the discovery potential of Hatchet. The 2025 drilling campaign plans to test potential sources of the geochemical anomaly
  Strongly anomalous geochemistry and graphitic brecciated shear zones intersected in 2024 along the Tuning Fork Trend warrant additional drilling and 2025 drill testing is expected to focus on the up-dip projection of the structure intersected in TF-24-12 (see Figure 2)
  Planned drillholes target west of the historical mineralization in HL-10-01 (0.1% U3O8 over 1 metre at 183-184 metres & 0.02% U3O8 over 1metre at 186-187 metres) in a 9 metre fault intersection and recently identified elevated pathfinder elements encountered in TF-24-11

Historical drilling (HT-83-61) contains a 5 m (100 – 105 m) sample of base metal mineralization associated with strong radioactivity in a breccia zone. Structural information is required on this interval and is also expected to be collected as part of the planned drill program. HT-83-61 is a notable historic result, due to its high-grade nickel and cobalt contents, summarized below: 1

  4.9% Ni
  6.06% Co
  47.6% As
  Radiometric peak at 980 cps in downhole probe

By strategically targeting interpreted structures and conductive breaks identified through ground geophysics, the exploration program aims to maximize the potential for discovery in these high-priority areas.

Figure 1 – 2025 proposed drillholes along the Richardson conductive trend

Figure 2 – 2025 proposed drillholes along the Tuning Fork conductive trend

The Hatchet Advantage – Shallow Depth Exploration

Hatchet is located within 1.5 km of the Athabasca Basin margin, which results in shallow sandstone cover (less than 220 metres) and corresponding shallow exploration targets, enabling efficient and cost-effective drill testing. The upcoming 2025 drill campaign plans to capitalize on this advantage, including multiple drill holes to advance the evaluation of several target areas – each of which are highly prospective and have potential for discovery or which will benefit in future drill programs from additional reconnaissance.

Business Developments

Foremost would like to announce that Johnathan More shall resign from the board of directors of the Company, effective April 1, 2025, to spend more time on his other endeavors. The Board of Directors would like to thank Mr. More for his valuable contributions and wishes him every success in the future. The Board is currently evaluating alternatives with respect to appointing a new independent director to fill the vacancy left by Mr. More’s departure.

Strategic Advisor

Pursuant to a services agreement whereby Foremost has engaged a strategic advisor for support with U.S. Capital Markets, Foremost has granted 83,333 stock options (“Options”), and shall issue 62,500 common shares of the Company (“Shares”) at a deemed price of $1.20 CND per Share. The Options are exercisable at a price of $1.20 CND per share and valid for a term of 3 years. The Options have been granted in accordance with the Company’s Stock Incentive Plan and the policies of the CSE and Nasdaq. The Shares and Options are subject to statutory 4-month hold period and are subject to CSE and Nasdaq approvals.

Qualified Person

The technical content of this news release has been reviewed and approved by Jordan Pearson, P. Geo., Project Geologist for Dahrouge Geological Consulting Ltd., and a Qualified Person under National Instrument 43-101, who has prepared and reviewed the content of this press release.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy here

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1 *Data listed in report “Drever, Garth L, (1983) SMDC Hatchet Lake Project 1983 Exploration Report. 64L12-NW-0058